Ahold [Logo omitted]
                                                     Press Release

                                                     Royal Ahold
                                                     Corporate Communications

                                              Date:  October 1, 2004
                              For more information:  +31 75 659 57 20

Ahold subsidiary Peapod names company founder
Andrew Parkinson as President

Zaandam, The Netherlands, October 1, 2004 -- Ahold today announced that Andrew Parkinson has been named as President of its wholly-owned subsidiary Peapod, the leading internet grocer in U.S., effective October 1, 2004.

Parkinson (46) replaces former President and CEO Marc van Gelder who is returning to the Netherlands to join the executive board of OPG Group N.V., a pharmacy and medical supply retail and distribution company. Parkinson, together with his brother Thomas, founded Peapod in 1989 and pioneered the online grocery delivery concept. Most recently he served as the company's Chief Financial Officer.

"Ahold intends to grow its online grocery business and offer customers another convenient way to shop," commented Bill Grize, President and CEO of Ahold U.S. Retail. "We want to thank Marc van Gelder for his leadership in developing and executing Ahold's bricks and clicks strategy which resulted in the doubling of Peapod sales. We are excited to have Andrew Parkinson leading us forward. His passion for excellence and commitment to the business are the right ingredients for Peapod's continued success.

"This is an exciting point in our history," said Parkinson. "We've proven ourselves with exceptional quality and service and, as a result, we are growing over 20 percent a year." He also noted that Peapod opened four new markets in 2004.

Ahold Corporate Communications: +31.75.659.5720

                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:   +31 (0)75 659 5720
                                                 Fax:     +31 (0)75 659 8302
http://www.ahold.com